Exhibit 99.1

Scotiabank's fund management joint venture with Bank of Beijing receives regulatory approval

TORONTO, March 15, 2013 /CNW/ - Scotiabank today announced that along with its joint venture partner Bank of Beijing, the Bank of Beijing Scotiabank Asset Management Co. Ltd. has received regulatory approval for a license to operate as a fund management company in China. This is the first fund management license issued in China under a new round of pilot programs allowing commercial banks to set up fund management companies

As part of this joint venture, Bank of Beijing holds a majority interest in the fund management company while Scotiabank and General Research Institute for Nonferrous Metals both hold minority stakes.

"Scotiabank is proud to be working with the Bank of Beijing to establish a fund management joint venture in China and contribute to the development of China's growing wealth management sector," said Chris Hodgson, Group Head of Global Wealth Management at Scotiabank. "This is another way that Scotiabank is growing and investing to build on the strength of our international wealth management platform.

"As Canada's most international bank, Scotiabank has extensive experience working with local partners to develop new opportunities that serve customer needs in foreign markets. Scotiabank brings a long record of strength and stability, a culture of prudence and customer focus, and recognized leadership in corporate governance and risk management."

High saving rates among citizens, pace-setting economic growth and an increase in China's working-age population are expected to drive asset growth of Chinese fund management companies. As at the end of 2012, total Assets Under Management (AUM) in the industry stood at RMB2.79 trillion (US$450Bn).

About Scotiabank in China and Asia

•	The Bank opened a representative office in 1982 and our presence has since grown to include branches in Guangzhou, Chongqing and Shanghai. The Bank also has branches in Hong Kong and Taipei in the greater China region.
•	In September 2011, Scotiabank announced to the acquisition of a 19.99% stake in the Bank of Guangzhou, subject to regulatory approval.
•	Scotiabank holds a 19% interest in Bank of Xi'an.
•	In Asia, the Bank provides corporate and commercial banking, correspondent banking, foreign currency, foreign exchange and trade finance services.
•	Scotiabank has the largest presence in Asia among Canadian banks.
•	Scotiabank operates in several other countries across the Asia Pacific Region, including Australia, India, Korea, Japan, Malaysia, Singapore, Thailand, Vietnam.

About Scotiabank
Scotiabank is a leading multinational financial services provider and Canada's most international bank. With more than 82,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. In December 2012, Scotiabank became the first Canadian bank to be named Global Bank of the Year and Bank of the Year in the Americas by The Banker magazine, a Financial Times publication. With assets of $736 billion (as at January 31, 2013), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

For media enquiries:
Paula Cufre, paula.cufre@scotiabank.com, 416-866-4833

CO: Scotiabank

CNW 14:52e 15-MAR-13